Kenneth G.M. Mason +1 212 836 7630 office Kenneth.mason@kayescholer.com 250 West 55th Street New York, NY 10019-9710 +1 212 836 8000 main +1 212 836 8689 fax

May 20, 2016

VIA SECURE ELECTRONIC DELIVERY AND BY HAND DELIVERY

Ms. Sandra B. Hunter, Staff Attorney
Mr. Bryan Hough, Staff Attorney
Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Five Oaks Investment Corp.
Registration Statement on Form S-3
Filed April 29, 2016
File No. 333-211027

Dear Ms. Hunter and Mr. Hough:

We are submitting this letter on behalf of Five Oaks Investment Corp., a Maryland corporation (the “Company”), in response to a comment letter received on May 10, 2016 from you as the examiner for the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “Commission”) on April 29, 2016 (the “Registration Statement”).

The text of each comment is set forth in italics below, followed by the Company’s response.

Selling Stockholders, page 18

1.	Please disclose the natural persons who exercise sole or shared voting and or dispositive powers over the securities held by XL Investments Ltd and XL Global, Inc. Please refer to Compliance and Disclosure Interpretations, Regulation S-K, Question 140.02 and Interpretation 240.04, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

All information below regarding the XL group of companies and all statements and disclosures below regarding an XL entity have been provided by XL Group plc (“XL”) for inclusion in this response letter and have not been independently verified by the Company.

As we have orally advised the Staff, the Company received a similar comment (the “2014 Comment”) from the Staff in connection with the filing of a shelf registration statement on Form S-3 (the “2014 S-3”) during October 2014. The following presentation corresponds to the response provided to the 2014 Comment but has been updated in pertinent parts.

XL does not believe that any natural person exercises voting and/or dispositive power within the meaning of Rule 13d-3 over the Company’s common stock held by any XL subsidiary for the reasons set forth below.

Shares of the Company’s common stock are currently directly held by two wholly owned subsidiaries within the XL group of companies. XL Investments Ltd is the record owner of 6,354,167 shares and XL Global Inc. is the record owner of 8,175 shares of the Company’s common stock.

XL is an Irish public limited company whose ordinary shares are listed on the New York Stock Exchange. XL, through its subsidiaries, is a global insurance and reinsurance company providing property, casualty and specialty products to industrial, commercial and professional firms, insurance companies and other enterprises on a worldwide basis. XL, together with its subsidiaries, had 7,200 employees as of December 31, 2015 and consolidated assets of $60,645,692 as of March 31, 2016. XL has a diverse shareholder base, and to XL’s knowledge there are no natural persons who would be considered controlling shareholders of XL. The ultimate responsibility of governing XL lies with its board of directors.

XL is a widely held public company and, therefore, no one individual holds voting or dispositive power over the shares of the Company held by the XL entities. Given its ownership structure, XL believes that adding a natural person to the Beneficial Ownership table in the Selling Stockholders presentation in respect of XL’s ownership of the Company is not appropriate or required by Rule 13d-3. XL also believes that the current disclosure contained in the Beneficial Ownership table as to its ownership of the Company is consistent with the disclosure required by the Staff in recent transactions of other shareholders who were widely held public companies or wholly owned subsidiaries of widely held public companies (see, for example, the April 14, 2014 response letter of Trupanion, Inc. to the Staff relating to shares held by RenaissanceRe Ventures Ltd., a wholly owned subsidiary of RenaissanceRe Holdings Ltd., and the Principal and Selling Shareholders table set forth in the Form F-1/A filed by Alibaba Group Holding Ltd. on September 15, 2014 (as to ownership positions of Soft Bank and Yahoo)).

On May 11, 2016, XL filed a definitive proxy statement with the Securities and Exchange Commission regarding a proposed redomestication to Bermuda from Ireland. No change to XL’s ownership is expected to result from such redomestication, other than that XL Group Ltd (a Bermuda exempt company and currently a wholly owned subsidiary of XL), will become the new public holding company of the XL group of companies.

For the reasons set forth above, XL has advised the Company that XL does not believe that any natural person currently exercises voting and/or dispositive power within the meaning of Rule 13d-3 over the Company’s common stock held by any XL subsidiary.

Also in response to the 2014 Comment, the Company agreed to provide in the 2014 S-3 additional detail as to how these shares of common stock are held and managed by affiliated XL entities, which disclosure is consistent with the disclosure provided by XL in its Schedule 13D and Section 16 filings with regard to the Company. In connection therewith, the Company (i) edited the disclosure in the Selling Stockholders presentation in the initial 2014 S-3 filing by removing XL Insurance (Bermuda) Ltd from the Beneficial Ownership Table (as owner of 6,362,342 shares of the Company’s common stock) and inserting in replacement thereof XL Investments (as record owner of 6,354,167 shares of the Company’s common stock) and XL Global (as record owner of 8,175 shares of the Company’s common stock); (ii) edited the disclosure in the Selling Stockholders section in the initial 2014 S-3 filing by revising footnote 1 to the Beneficial Ownership Table; and (iii) edited the disclosure in the Selling Stockholders presentation in the initial 2014 S-3 filing by inserting a then new footnote 2 to the Beneficial Ownership Table.

The Company observes that the Selling Stockholder disclosure in the Registration Statement is consistent with the disclosure in the 2014 S-3 as declared effective and with the disclosure provided by XL in its Schedule 13D and Section 16 filings with regard to the Company.

Incorporation by Reference of Information Filed with the SEC, page 53

2.	Please specifically incorporate by reference your amended Form 10-K for the fiscal year ended December 31, 2015, filed on April 29, 2016. Please refer to Item 12(a)(2) of Form S-3.

The Company will specifically incorporate by reference its amended Form 10-K for the year ended December 31, 2015 (the “10-K Amendment”) in a Pre-Effective Amendment No. 1 to the Registration Statement (the “S-3 Amendment”). The S-3 Amendment will also provide an Exhibit 8 opinion. The Company notes that the Registration Statement was filed prior to the 10-K Amendment which is why such was not initially incorporated by reference in the Registration Statement.

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If you have any questions with respect to the Registration Statement or this letter, please contact me at Kenneth.Mason@kayescholer.com/(212) 836-7630.

Very truly yours,

KAYE SCHOLER LLP

By:	/s/ Kenneth G.M. Mason
Kenneth G.M. Mason

Enclosure

CC:	David Carroll, Chief Executive Officer and President, Five Oaks Investment Corp.

David Oston, Chief Financial Officer, Treasurer and Secretary, Five Oaks Investment Corp.
Matthew Murabito, XL Investments Ltd.

Robert Stebbins, Willkie Farr & Gallagher, counsel to XL Investments Ltd.